   Exhibit 99.3

Press Conference

“Infosys-Press Call”

July 15, 2020

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

MEDIA

Kritika Saxena

CNBC TV18

Chandra Ranganathan

ET Now

Agam Vakil

BloombergQuint

Kushal Gupta

Zee Business

Ayan Pramanik

The Economic Times

Varun Sood

The Morning Context

Debasis Mohapatra

Business Standard

Shilpa Phadnis

Times of India

Ayushman Baruah

Mint

Saritha Rai

Bloomberg

Derek Francis

Reuters

Srinath Srinivasan

The Financial Express

Nikita Periwal

Cogensis

Jochelle Mendonca

ET Prime

Rukmini Rao

Business Today

Swathi Moorthy

Moneycontrol

Garima

Good evening everyone and thank you for joining us today for Infosys Q1 FY21 financial results. I am Garima and on behalf of Infosys, I would like to welcome all to this press conference. In these unusual times we hope you, your family, and your dear ones are safe and well. Before we begin, I wanted to share a few guidelines with our attendees today. Please note that all journalists will be on mute by default throughout the press conference. You will be requested to unmute yourself when your name is called out for asking a question. Should you drop out, please rejoin using the same invite link. With that let me invite Mr. Salil Parekh, CEO, Infosys to take us through the quarter gone by. Over to you, Salil, please.

Salil Parekh

Good afternoon everyone. I trust each of you and your loved ones are safe and healthy in these times. We have had an exceptionally good quarter in our First Quarter of this Financial Year. I am extremely proud of what we have achieved as a team. Let me share a few highlights, the rest you have seen within our press release as well.

First, our revenues in this quarter grew by 1.5% YoY in constant currency terms. Our Digital revenue grew at 25.5% and now accounts for 44.5% of our overall business. We delivered 22.7% operating margins, which is an expansion of 220 basis points YoY and 160 basis points sequentially. This was achieved after rewarding our employees with higher variable pay. Our employees have displayed incredible dedication and resilience and have been an integral to our Q1 performance.

Our large deals wins were at $1.7 bn in the quarter. We are also happy to report that yesterday we announced a landmark Digital Transformation engagement with Vanguard. We will partner with Vanguard to drive Digital Transformation of the record-keeping services on to a Cloud based platform. Coupled with our strong Q1 results this gives us a powerful foundation for the rest of the year.

What is pulling the large stimulus programs in the US and Europe there are still economic uncertainties in those markets as there are still emerging medical scenarios. There are also emerging medical outcomes in India that are not fully known. However, with what we have learnt in Q1 and ongoing strong client connects, we see the strength of our franchise is coming through clearly, and with that, we reinstate our guidance.

For the full financial year, our revenue growth guidance is 0% to 2% YoY growth in constant currency. Our operating margin guidance for the full year is 21% to 23%.

Garima

Thank you, Salil and with that, we will now open the floor for Q&A. Joining Salil, we have with us Mr. Pravin Rao, COO, Infosys, and Mr. Nilanjan Roy, CFO, Infosys. In the interest of time and to give everyone a fair chance, can I please request our media friends to ask one question per person only. We will now move on to our questions. Our first question is from Kritika Saxena from CNBC.

Kritika Saxena

Hi Gentlemen, good to see you albeit virtually. Salil you have given guidance, you have gotten back to giving out the guidance for FY21 and the margin figures as well seems to be that you are set to expand margins, you have actually come in with a good set of margins in this quarter as well, help us understand what the recovery trajectory is going to look like, can we assume then that recovery is going to be back on track in the September period roughly September to December period?

Very quickly a couple of questions as far as the margin trajectory is concerned? Nilanjan can you do break up margins for this quarter, what was the exact impact of COVID-19 pandemic I believe that you took in the full impact, so how are you able to expand margins in that time period, what was the kind of operational efficiencies you saw?

Pravin to you I wanted to just get a quick sense you had said last quarter that you are going to try to absorb all the commitments that you have made with respect to employee engagement, lateral hires, campus hires, can you give us some numbers and there have been some reports on possible involuntary attrition in mid and senior-level roles, can you give some clarity on that and also the attrition figure has come down quite substantially, so some color on that as well? Thank you so much.

Salil Parekh

Thank you for the question Kritika. I think in terms of demand and where we see the business scenarios, we felt that in Q1 we had a very good quarter with large deal wins.

Nilanjan Roy

….(inaudible) COVID had just broken out in the world. There were three large headwinds we were fundamentally facing ….(inaudible)what we had promised them and we had actually mentioned in the previous quarter that actually we had lost some revenues in the prior quarter and therefore first thing from a margin perspective we had to ….(inaudible) about that. The second was the uncertainty of the demand equation and since we were already hiring ….(inaudible). And thirdly, of course, we knew that some of the clients who are more distressed could come back and ask for maybe temporary pricing reduction. So, the background of these three factors, which have played out in various degrees. We looked at the overall cost structure in three fundamental ways. First is what could we do to avoid cost increases; and some of them we have announced last time is looking at the utilization curve in terms of our promotion freezes or fresh offers, which were put on hold although we on-boarded everybody, we made offers in the previous quarter. So these moves in terms of cost avoidance, re-skilling existing talent for new digital demand – we did not hire but actually re-skilled our employees. So, these were largely what I call cost avoidance and if we had not done this we would have actually seen some distress on our margins. The second is what we call the short term and temporary cost cuts, which we have done on discretionary work. For instance, travel and visa costs have come down nobody is traveling, now as you know, so we have got a benefit of that. We will have to see how it pans out, how much of that will continue. The same thing in terms of discretionary spends. We have of course cut back on things like branding, marketing, done aggressive rate negotiations. So, these like I said will be the ones, which have flown into margins when I give you the margin walk. And finally we have strategic cost levers, which we have been continuously talking about, which are around the pyramid, around the onsite-offshore mix, around subcon costs, around automation. Those are the ones we continuously work on. So, these are the three things we focused on and in terms of our margin we have seen a sequential improvement from 21.1% to 22.7%. Specifically, from a work perspective first thing that helped us was in terms of currency. As you know, the average rates for the quarter in terms of rupee had depreciated. So, we got about 70 basis points benefit from that. We got about 230 basis points of benefit between visa and travel costs and the third we got about 110 basis points benefit due to other discretionary costs of SG&A, etc. So that was about 410 basis points. We lost about 150 basis points on operational parameters. As you saw utilization came down because of the demand gap, we faced some pressures on RPP, in fact onsite also got hit by about 40 basis points and those also impacted margins as well. And finally, as Salil mentioned, we thought it was very, very important to reward our employees and we have actually upped the variable pay so far and the other cost increases we have had including variable pay hike, was a hit of about 100 basis points, so net-net that is the overall 160 basis points Q-Q increase in our margins.

Pravin Rao

On the commitment made to prospective employees in the last quarter, which we had deferred, almost 90% of the people we have already on-boarded, balance about 10% of people will be on-boarded this quarter. We have already communicated the joining dates of these people – these are laterals. In terms of freshers, as I said last time as well we expect about 20000 plus people to join. For them we will start on-boarding in a phased manner starting later this quarter. But normally we take two, three quarters to on-board freshers from campuses and that is something, which we will continue to follow. In terms of the voluntary attrition from IT Services perspective, it has declined to 11.7% as compared to about 20.2% one year back or even 15.3% over a quarter back. So, we have seen a significant combination of all the employee engagement activities and things that we have done over the last few quarters resulting in much lower attrition.

Garima

Thank you for that Kritika and thank you for those answers. The next question is from Chandra from ET Now.

Chandra

Hi, Chandra here from ET NOW. Salil when we spoke to you in the first week of June I think it had many clues in that interview. You said there have been no cancellations of projects, pricing is stable and that you will take a call on guidance by the end of quarter. But in the same interview you also mentioned that there is some pressure on discretionary spend in verticals such as retail and manufacturing. So, have those also started rebounding, bouncing back and in that case, you see perhaps upping the guidance for the next quarter? And the second part is in the recent AGM you spoke about actively looking for acquisitions outside India, can you take us through that? Was this a generic statement or something that you are consciously looking at?

Nilanjan, a question on the pricing. How is it trending, our clients renegotiating contracts at this point, is it stable? Finally, Pravin I think I am not sure if you answered the question on the moves that Infosys is making to sort of correct the employee pyramid? If you are going to do away with some senior roles and you can give us clarity on that? And also if you have a proportion of work from home versus work from office like is it going to be 75:25, 50:50, if you can give us a percentage ratio? Thank you.

Salil Parekh

Thanks, Chandra. You are right. When we had that discussion some of these points we had started to elaborate. In terms of the acquisition first I think what I shared at our AGM was essentially what we have been engaged in all through, at least in the past couple of quarters, which is looking at available opportunities from a large array. We have a list of possible acquisition candidates that we are evaluating and that goes on. We feel quite good that now the market is evolving, and we will continue to do these sorts of acquisitions, so there was nothing more specific. In terms of the sectors, Pravin will elaborate a little bit more on the specific sectors, I will give you some initial color. We have discussed Manufacturing, we have discussed Retail, but we do not see that something is dramatically in that. What I would like to say is, we do not see that those are further declining at this stage. We, of course, have specific data on each of our sectors and for example, Hi-tech has done extremely well in Q1 for us. We see some of the strengths in other sectors, which have done quite well as well. Let me now pass it on to Nilanjan first for his part.

Nilanjan Roy

Thanks, Salil. On the client renegotiations as we mentioned and expectedly so, few clients have come back and basically on two types of issues. One is of course pricing and discounts - some of which are temporary and some more longer term - and of course we work through that with the clients. And since we have had long relationships with them we support them wherever required. Other clients have come back – some of them on the cash side because who are facing a cash crunch cycle have come sometimes…….(inaudible) work with our clients because our relationship was long and deep. We have a long repeat business and wherever we have seen a way to support them, we have done that.

Pravin Rao

On the pyramid side, pyramid is integral to our operating model. It’s has been there for ages together. In fact, when we started our onsite localization effort as well, we have really not only recruited the locals with experience but we have also recruited people from universities as well in an endeavor to build pyramid onsite as well. So that remains integral to them. I do not think there is any change in the strategy – it will continue. In fact, 70% to 80% of the people we recruit every year are from campuses. That help us in building the pyramid. And we are not really looking at letting go any senior people. As usual every cycle we have performance-based exits and that is something as high-performance organization we have always endorsed and adhered to. But there is no structured program for letting go senior people.

In terms of the operating model, our vision or our view is that we need to have a hybrid operating model where people will have the ability to work from office or work from home in a seamless manner. All our efforts today are in that direction. At this stage, it is really academic to say whether it is 20%, 50%. There are a lot of variables in that, but we are very confident. I mean today less than 1% of the people are working in the office and 99% are working from home and we have enabled it very successfully. So our effort and focus is mainly on making an operating model where we can seamlessly swap between from work from home and work from office; and beyond that, I do not think we are looking at any specific numbers.

Garima

Thank you for those answers Pravin, Nilanjan, and Salil. Thank you for that question, Chandra. Now we will move to our next question which is from Agam from BloombergQuint.

Agam Vakil

Salil my question to you is that I am sure COVID-19 has now accelerated demand for certain products and services over many others. Can you elaborate a little more on what kind of conversations you are having with your clients when it comes to these relatively new requirements? Also I know this is probably going to be a hard one for you, but a probability of a possible increase in guidance going forward, if that is the case what would you like to see before you start evaluating a revision in guidance? Pravin if you could tell us a little more about how the supply side of things have changed over the last three months. I am sure a lot must have been done and what of these changes which will remain permanent according to you? Nilanjan, a word on capital allocation. If you could just give us an idea about whether or not there are any changes at this point in time?

Salil Parekh

I will start off. Agam, On your first part, which is focused on what are the things, which our clients are looking for, we see that this whole crisis has really accelerated the digital thinking across most large enterprises. There we see a lot of demand in the area of Cloud, we see more plan for workplace transformation projects, we see more demand for doing digital transformation activities, we are also seeing demand for automation and cost efficiency and we are seeing demand in the area of consolidation. Clients have seen that we have delivered quite effectively in this work from home environment and given them seamless service. And they also seen a strong financial position that we aim. So, we are seeing some conversations in that regard. Another bit with respect to the guidance – whatever I had to say about guidance, I have already said.

Agam Vakil

Pravin, my question to you was to do with the supply side of things and I am sure there were a lot of challenges in the last quarter. What do you think we have changed in this particular quarter when it comes to adapting to the new environment among all the changes that you have brought in the last three to four months – what of that is expected to remain permanent going forward in Infosys?

Pravin Rao

As you rightly said we have done multiple things in terms of enabling the supply side and ensuring business continuity and we have done that without compromising on the safety and the health of the employees. First, obviously we have enabled everyone to be able to work from home by providing the right level of computing assets. Today more than 99% of the people are enabled to work from home. The balance while they are enabled, they are required to work from office based on the client requirements. So, that is the first thing we have done and today it is very easy for us to switch back from work from home to work from office because people have been enabled. We have also invested in network infrastructure, we have invested in cybersecurity tools, we have invested in collaboration tools, productivity tools, and so on. So that while people are working from home, there is no decrease in productivity, and we are able to maintain the service level to our clients and so far we have not seen any negativity there. So this is one thing, as I said earlier in the new normal, people will have the ability to switch from working from office to working from home and it is not the same set of people. I mean there are set of people who may work in office for some time, they may choose to work from home for a few days and so on. So, with these assets and the infrastructure today we have enabled people to do that, that’s number one. Second one, in this quarter even though there has been in general hiring freeze we have on-boarded more than 5000 laterals globally and we have been able to on-board them remotely. So again, we have used the infrastructure, we have used our investment in the latest platform to enable and again the feedback has been pretty positive. In fact, we had some rebadging from clients and we have been even able to onboard them virtually. For us this is something which will become part of the new normal because this pandemic could remain for some time – on and off and remote onboarding will probably be an element which will continue to remain going forward as well.

Similarly, for training as well, we have seen huge adoption of training – again LEX platform has been a huge positive. When COVID broke out, we had 5000 plus people who were undergoing training in Mysore. They had to abort the training, but since then they have completed training in a virtual manner and this quarter we will be even certifying them and deploying them in production. So net-net, in terms of everything required in supply chain whether it is hiring, whether it is training, whether it is enabling, whether it is inducting them in projects and so on, we have been able to do it remotely and that mechanism and the practices will hold good going forward as well whenever there is a need.

Nilanjan Roy

Agam on your question on capital allocation as you know, last year this time, in fact, we had increased our payout ratios from 70% to 85% of free cash flows and the whole idea was to give back more to the shareholders and to make the dividend payouts and buybacks much more predictable. In fact, in the start of this year when we announced our final dividend in the midst of the crisis, we continued to hold our dividend. We just paid out over Rs.4000 Crores at the beginning of July to our shareholders. So, we continued to follow our capital allocation policy as of now.

Garima

We will now move onto our next question, which is from Kushal Gupta from Zee Business.

Kushal Gupta

My first question would be to Mr. Parekh about the deal pipeline. For instance we know that ABN AMRO, you have had a deal before and now Vanguard we have seen the partnership blooming. Now can you give us a count of how many deals are in the pipeline right now, you are in negotiations with, you are trying to be a partner with for the next few quarters? Secondly, the question would be particularly to Mr. Rao about the H-1B Visa impact which we could possibly see, which we have seen. And I also wanted to know what is the current percentage of localization in the US right now? And the third question is directed to Mr. Roy about the verticals. How is the growth shaping up for BFSI as well as Retail wherein we are seeing amidst the current pandemic, the second wave of Coronavirus is also coming up? So how are you planning for that?

Salil Parekh

Thanks for that. Let me start off with the first part which is focusing on what we are seeing in the deal pipeline. I think the new areas of service that we have really pivoted to very quickly, we have seen a nice expansion of our pipeline in those areas and we feel comfortable that for those areas, for example in cloud or in automation and cost efficiency, a workplace transformation even more work in cyber security and then in consolidation, we will see some good activity over the coming quarters. I am not able to give you specific numbers; we do not share those externally, but suffice to say that our pipeline is looking quite okay. Let me pass it on to Pravin for the next part.

Pravin Rao

On the H-1B Visa obviously, it does not really make any logical sense. Various independent studies have clearly demonstrated the value that Indian IT service providers are putting to the US economy and how they make the American companies very competitive. Having said that, in the short term, we do not see any impact because anyway there has been zero travel due to the travel restrictions and even the Consulates are shut down. So, in short-term till December it does not make any difference. But having said that, from an Infosys perspective our focus on localization has really helped us. Today more than 60% of our employees are visa independent, this we generally started about two and a half years back and since we made the announcement in May of 2017, we have recruited more than 13,000 US nationals. So from our perspective, we are entirely de-risked and I mean even in the medium to long term, we do not see an impact. Even though, I mean personally, we do feel that it does not really make sense, even the unemployment rate is very low in the tech sector, all the value adds that we are doing, but from Infosys perspective, I mean given our localization efforts, we are fairly comfortable.

Nilanjan Roy

I think Salil mentioned that as well on the pipeline, I think we have seen a strong pipeline across our verticals. Of course, FS being the largest, we have seen a heightened level of conversations and the recent deal which you have seen yesterday, just one of the reflections. Healthcare, Life Sciences continues to do well, CMT does continue to do well, it is not impacted much by the pandemic. On Retail and on the Manufacturing side, there are lot of conversations which are self-sourced, which we are talking to a various number of clients. So, all in all, as Salil said, there is a heightened level of activity, much more that we have ever seen before, and that is very positive news for us.

Garima

We will now move to our next question, which is from Ayan, The Economic Times. Ayan could not join us right now here, so I am going to read out the question he had sent. The first question is you have announced the Vanguard deal yesterday that involves the transfer of 1300 people. Do you see more such deals happening given this slowdown? The second question is what is the breakup of voluntary and involuntary attrition? The third question is one of your peers said that the H-1B is unfair and impact business. What is your view? Salil maybe you can take the first question.

Salil Parekh

Let me start off I think we were delighted yesterday when Vanguard announced the strong partnership with Infosys for the digital transformation of a critical component of their business. We are delighted to work on this and we are delighted to look at several large enterprises in their digital transformation journeys. We have active discussions across number of sectors as there has been referenced through in earlier parts of the call. In terms of what we see going ahead clearly as we progress through quarters then we will be able to share more as opposed to talking about it at this stage upfront. The second one Garima, maybe if you can just repeat that?

Garima

Sure. The second question was what is the breakup of voluntary and involuntary attrition?

Pravin Rao

As I said earlier voluntary attrition for IT services is 11.7%. We do not give a breakup between voluntary and involuntary attrition. There was a question on H-1B which I had already answered. As I said earlier it is unfortunate, it does not make any logical sense, but from Infosys perspective, we have a very derisked business model and we should be okay in dealing with this.

Garima

Thank you so much for those answers Salil and Pravin. We will now move onto our next question. It is coming from Varun Sood from The Morning Context.

Varun Sood

Congratulations firstly on a good set of numbers especially in times where we are in. Sir three quick questions and I leave it to the management to answer whoever wants to answer each of these three questions. The first question is have we bottomed yet on utilization that is the first question. The second is, Sir do you see work from home say in a long term period to be a margin driver considering among many things, work from home is leading to higher productive width, so can I have thoughts on this work from home being a margin driver in 18 to 24 months’ time? and Sir third question quickly is how are the budgets standing? If more clients are coming back and spending. What is new if I can say the new, if I can say the new normal which we are seeing, well answer earlier that is in the midst of this pandemic, you are seeing a lot of transformational work. So with this your spends from the transformational work, does this mean that this business in new is translating to more revenue for you, just to quickly give you an analogy in publishing world for almost all newspaper companies ….(inaudible) advertised is very difficult, those get the monetizing it then selling it, something is this a similar kind of an analogy which is playing out in the IT service, then you are moving to you are getting revenue or some of the technology?

Salil Parekh

Let me start off and then Pravin or Nilanjan will add as appropriate. Varun first we could not hear everything in the question – it was breaking in and out. So, I will address what I thought I understood. The question about what is really the client’s demand or what is the selling or what is growing in IT services - if you look at our numbers for Q1, we had our digital business growing at 25.5%. We have also seen since the start of the crisis more and more interests with our clients in the areas of digital, of Cloud, some more interest in the areas of cybersecurity, workplace transformation and then on cost efficiency automation and consolidation. Also, I think that, in general the overall IT spend is constrained. We have to be very careful that it does not mean the overall pie is at a growth level. We do see some growth in these specific areas and we ourselves have seen a growth overall for our company. In terms of utilization the first point that you made; I will start off if Pravin wants to add something else he will add to it. On utilization we have certainly seen our utilization reduce in Q1. We will have to wait and see how the rest of the demand flows out. We see that we had some impact in the first quarter; however, we also see some of our utilization in the US coming back up as well. I could not hear other parts of the question. Pravin if you picked up something that you want to answer? Please go ahead.

Pravin Rao

I think Salil responded on the utilization and obviously, it is a function of demand. Thankfully after the initial drop, we have seen utilization onsite has come back to a normal level so that is less of a concern. Offshore is probably still a concern and we still have to onboard campus offers that we have made for this year, which we will do over a period of time. So, again it is based on the demand. We will see utilization may be operating in a narrow band. There was a question on productivity during work from home. So far we have seen productivity holding good. By and large we have seen productivity is stable. We have seen in some areas productivity actually improving, in other areas we have seen some marginal dip. Overall we have not seen too much concern. But again these are early days – we are really talking about two, three months of experience. And we have to also remember when you talk about work from home, it is not only about technology enabling people to work from home, but there are lot of softer factors, which we have to really figure out because how do you engage with people better if there is a lot of work from home? Many people have adopted well, but some people are still stressed out by the work from home thing. How do you deal with that, how do you provide them emotional and physical wellbeing kind of thing? Then when you are inducting new people how do you imbibe your organization trust, organization culture and values? So, there are lot of unanswered questions and lot of things we have to learn from work from home and many of them will have some bearing on the productivity. So, our sense is while it has held good, it is too early to conclude whether work from home will always be more productive than work from office.

Garima

Now we will move onto our next question. The next question is from Debasis from Business Standard, which I am going to read out. He asks, will Infosys look at acquisition in FY2021 to boost growth given the guidance of 0% to 2% revenue growth?

Salil Parekh

The view that we have on acquisitions is really where it makes strategic sense to help us in the areas that we want to drive our business towards, which we have defined in our digital framework within the pentagon, those are the first areas that we look at. It is not driven specifically to boost or not boost growth in general. In addition to that, there are sometimes opportunistic acquisitions where we see something in a specific sector or geography or offering, which has a strategic fit but also gives us new capability where we are already strong or want to be stronger. So, those are the ways we look and continue to look at acquisitions – not to do some sort of growth compensation. Our business, as we have shared with you, we feel, in fact, is doing well and we feel quite confident given some of the factors or what we are seeing going ahead.

Garima

Thank you, Salil. Now we move onto our next question, which is from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

You signed about $1.7 bn of deal in the last quarter. If you can take us through how much of it came from vendor consolidation? Also if you can help us understand how are these deals been structured, is it a combination of upfront payments or deferred payments or deep discounting, that is my first question? Second, if you can also talk about the potential pricing pressure that could weigh in on the revenues going forward? Third digital comprises 45% of your revenues, the pace at which it has grown in your overall revenue but the revenue per employee comparison that is really not got up – it is still at $53000. So, I just wanted to understand from you do you think the pricing differential is getting blurred with digital becoming more mainstream? If you can help us with your responses?

Salil Parekh

Thanks, Shilpa. I will try to include some of the points and then Pravin and Nilanjan will add to it. I think the first question was the segmentation of $1.7bn of large deals, we do not typically share that sort of segmentation externally in the dimensions that you are referring to. I think there was a question on pricing. I will give a little bit of color and after I finish there could be some more additions from Nilanjan or Pravin. On pricing, we have seen some level of impact, but it has not been broad-based or widespread at all. We have seen some pricing discomfort very narrowly with a few clients in the impacted sectors in Retail and Manufacturing. Third in terms of our Digital business, we have shared this in the past – our operating margin for digital has in fact been higher than the company average in the past. We feel quite good about how our digital business is growing and we feel that it is at the right level in the way we are structuring these deals. Of course, we will always look for ways to improve that keeping the client interest and Infosys' interest in mind. Anything else Nilanjan and Pravin?

Nilanjan Roy

No Salil, I think you answered the pricing question and I had already answered earlier.

Garima

We can now move onto our next question, which is from Ayushman Baruah from Mint which I am going to read out. The first question is do you see recovery in Q2 or Q3? What will drive the demand in a post COVID world? The second question is hasn’t digital become mainstream and yet as you continue to call it out separately? And the third is what led to an increase in profits year-on-year? Salil, may I please request you to speak a bit louder while you take this question. Thank you.

Salil Parekh

On the first one, what do we see in terms of the timeline for recovery. We have not specified and not looked at that from a quarter perspective, our guidance is really for the full year. As you saw we have seen a growth in the first quarter and we continue to see a pipeline in a good place. So, we feel that that is a measure that we will track, but then look at the overall economic environment as well. As I mentioned earlier in my opening comments, there are still a lot of uncertainties in that environment. But we are going to make sure we look at that carefully on a week-by-week, on a month-by-month basis. Then there was another question, maybe Nilanjan.

Nilanjan Roy

I will take that. The question on operating profit like I had mentioned earlier, last year in this time we had 20.5% operating margins and now we are at 22.7%. So, as the year has progressed throughout last four quarters we have continuously shown the improvement in margins from various cost-optimization levers. We have talked about consistently around the pyramid, onsite/offshore mix, automation. So, all that is helping us. In the long run, to structurally improve our business, as well to show stability in margins after the FY2019 decline. And because of these tailwinds we have also continued to hold and show resilience in our margin guidance for FY21, which Salil mentioned remains the same as guidance, which we gave last year, which was at 21% to 23%. So, I think all these things are contributing to our confidence in ensuring that we have a stable and margin guidance, which we can continue to hold and show.

Garima

We will now move onto our next question. Can we have our next question from Saritha Rai from Bloomberg.

Saritha Rai

Thanks, Garima. Hello Pravin, Salil and Nilanjan. I had a couple of questions. One is the feeling that I get that Infosys has somehow overcome all of the challenges whether it is work from home, travel restrictions, or the Visa ban. So, I would really love for you to give me an idea of what the challenges are from here on? Your margin guidance is extremely positive. I want to understand what the challenges are for you ahead? Then also would love to hear, you talked about the heightened level of deals. What kind of deals, what kind of verticals are you talking about? And the last question for you on the Visa situation. You talked about de-risking the Visa situation completely. How have you done that and what are the plans if the situation goes beyond the year-end as it is only supposed to last till the year-end for now?

Salil Parekh

Thanks, Sarita. Let me start off and certainly on the visa piece I know Pravin will add a few points as well. On the challenges first, we feel good with how the Q1 outcome has developed. However, the global economic environment has still got uncertainties as I shared in the opening statement and those are things we have to watch carefully. We have some understanding and experience and learning how the Q1 progressed and how all of these parameters that you describe, for example, work from home, engaging with clients in this contactless manner, how transitions happen in a remote digital fashion. But there is still crisis the world over in different ways and we have to be extremely careful how we navigate that. It is not to say that it is behind us by any stretch.

I just want to mention a little bit about the visa situation and localization. One is to put in place a few years ago was this idea of building local talent in all the geographies we operate. We started with the U.S., we had set out a large target for recruitment locally, we have far exceeded that target. We have set up six digital centers in the U.S., we have also set up digital centers in Europe and in Australia. Our thinking really is, Nilanjan and Pravin alluded to this earlier, are to do college recruitment and build a full pyramid in those environments. By doing that we are building a business model, where there is more and more resilience in the future. It is not to say that we anticipated something like this that happened in this past quarter to happen. It is more to say that because of those decisions and the investments we made in building the model we feel more able to navigate in this environment. Of course, it is not to say that we have all of the answers, but our business model is much more resilient we feel than it was in the past and maybe much more resilient than what we see is going on in the market today. With that, I’ll just pause, if there are points to be added Pravin or Nilanjan.

Pravin Rao

Salil, you have added all the points nothing more that.

Salil Parekh

Back to you Garima.

Garima

Thank you so much. We will now move onto our next question; it’s coming from Derek from Reuters.

Derek Francis

First of all, congratulations on the numbers. I had a couple of questions. The first one was I wanted some clarity on the BFSI segment itself. I see that the revenues have risen, but I want to know like how are the sectors doing as a whole and how it will continue to do going forward for the rest of the year also given the current environment? The next question was to Nilanjan. I know he said that you are in talks with clients on contract with renegotiations, but I want to know that will trim margins and what sort of an impact the company is expecting to take on that. And the third thing to Salil is I just want a little more color on the guidance and what gave you the confidence to provide that guidance 0% to 2% revenue growth?

Salil Parekh

On the financial services, let me request Pravin to kick that off, and then I will come back for the guidance.

Pravin Rao

On the financial services, we had a positive constant currency year-on-year growth. At the beginning of the quarter, we have seen some concerns in that segment, but as the quarter progressed, we saw volumes coming back and demand uptick with the result we have seen some positive growth - primarily in Banking in the America and in Asia Pacific. We have also seen a very healthy pipeline. In fact, of the 15 deals that we won, large deals in Q1, five of the large deals were from BSFI space and you have heard about the recent Vanguard deal. This is not reflected in the Q1 on the large deal count, but early this quarter we have already won Vanguard deal, so the deal pipeline is healthy. We see some continued weakness in Capital Markets and Cards and Payment space, but on the positive side as I said we have this huge pipeline. We also done a phenomenal job in terms of enabling people to work for home and that is one of the reasons why we have seen volumes come back and pick up in financial services. So, we remain reasonably optimistic about this sector.

Nilanjan Roy

Question on the deal renegotiation I think renegotiation happens every quarter because every quarter they are certain deals which expire. That is nothing new and we could closely work with our clients on these matters. People look for productivity improvement, some people look for some pricing benefits. So I think that is nothing new and like Salil mentioned in terms of pricing, we have seen some impact and in the sectors which were, in the forefront like the Retail and Manufacturing, but not broad-based. And like I said, we have deep relationships with our clients and we continue to work with them.

Salil Parekh

On the guidance, as I shared earlier, we saw the first $1.7 bn in large deal wins in the first quarter. We also saw yesterday a very significant announcement from Vanguard. Digital transformation work, we will partner with them. And we have seen through this past quarter good traction with some of the newer areas; for example, on cloud, on cost-efficiency automation and on consolidation. With all those factors we felt, even with significant uncertainty in the global economic environment, where we see still some different scenarios for the medical situation, we felt that we were in a position to give guidance of growth of 0% to 2% for the full year in constant currency terms.

Garima

Thank you, Salil. Now next question is from Srinath Srinivasan from the Financial Express. I am going to read out this question. In the interest of time, we will read out only one question that he has shared. Can you share about investment and R&D and how we have changed post-COVID?

Salil Parekh

In terms of R&D investments, we continue to invest in innovation, which is something we look at for newer technologies, especially focused on artificial intelligence, machine learning. However, we do not have an R&D investment much like a research company. What we are clear about is, those investments in artificial intelligence, machine learning or some of the new areas of cloud actually are continuing even in this new environment because those are areas where we see more traction with our clients.

Garima

Thank you, Salil. The next question is coming from Jochelle from ET Prime.

Jochelle Mendonca

Thank you so much for taking the time out to listen to my question. I have just two. ISG seems to suggest that though the number deals in the quarter had held up, the sizes have decreased dramatically. I think they said 90% of the deals are in an average contract value of $5mn to $10mn. Infosys seems to be bucking that trend. Could you give me some color on how you see the sizes of deals in your pipeline holding up? And the second question – cash collections were fantastic in the quarter. How much of that do you believe is related to the stimulus that governments have provided to the companies and do you have a view on how cash collections might hold up once this stimulus is removed? Thank you.

Nilanjan Roy

On the cash collection, again I think we were very, very focused as the quarter started in times of this pandemic when liquidity becomes very, very critical, to ensure we set up a cash collection office so to speak, and monitor all our collections on a daily basis. I must say that the sales teams have really risen up and worked with our clients to make sure that there has been no slip-up in our overall collection cycle. And like I said at the same time we have been able to also extend temporary credits wherever clients have come back and have seen some stress on their balance sheets. So, we have been able to navigate this part of the collection cycle very, very well. As regards to the stimulus part, I am not sure how much of that is coming through the stimulus side because a lot of the stimulus is directly to individual employees etc. Most of the actual cash has come from companies borrowing and if you know in the overall global bond markets companies have already borrowed about a trillion dollars in the first five months of this year versus a trillion dollars in the full last year. So, a lot of this cash collection is actually coming from the borrowing which companies are doing. But having said that, lot of our franchisees are in the top US Fortune 200 companies, which also have strong balance sheets as well. So, I think we have been quite confident in terms of overall outlook on our DSOs.

Garima

Thank you so much. Now we will move on to our next question, it’s from Rukmini Rao from Business Today. I am going to read out Rukmini’s question. Can you give us some sense of how vendor consolidation opportunities are looking like?

Salil Parekh

On vendor consolidation what we have seen, as was shared by Pravin here, our work approach that we put in place has resonated with our clients and through that and through the strength of our business and financial position with the strong balance sheet, we see some increased interest with some clients to consolidate with us. We will now see in the next quarters how that plays out. There are active discussions in our pipeline, we will see how that plays out in the coming quarters.

Garima

Thank you so much, Salil. We will move on to the next question, which is from Swathi Moorthy from Moneycontrol.

Swathi Moorthy

I have these two questions, one is your core has come down by 14%, so do you see digital overtaking core at some point. And to Pravin, the voluntary attrition number you used to give till last quarter is there any reason why the company is not sharing it this year? And some color on the lateral hiring and fresher hiring plan for FY21?

Salil Parekh

Thanks for that question. I think one of the things we have put in place is really how we want to drive digital and the reason is that is where clients are making the biggest changes and that is the transformation journey that they are embarking upon. By bringing digital component to 44.5%, we feel more and more strong that we aligned with what is relevant for our clients as Navigating The Next. So, it is not a question of will digital replace or be bigger than core, it is really being much more aligned to what our clients are looking for and then making sure that we have those capabilities to provide them the right service, and that is the approach. For the other part, Pravin over to you.

Pravin Rao

On the voluntary attrition from this quarter, we will be disclosing only the voluntary attrition for IT services because that is what we have seen most people in the industry use and that is what really makes sense. So, that is what we will disclose going forward and as we said this quarter it was 11.7% as compared to over 20% about a year back. In terms of lateral hiring as I said in April, there is a general freeze of lateral hiring. However, we will continue to look for talents in niche areas. In Q1 itself we had 4000 plus lateral hiring and the trend will continue going forward as well – based on the needs we will look at it. From fresher hiring from campuses – again we had already said we are looking at about 20,000 plus people joining us towards later part of this year and early next year.

Garima

Thank you so much for your answers. Nikita had sent out the question across which I am going to read out. I want to get a sense on interactions with clients in the Retail and Insurance space?

Pravin Rao

See on the Retail front it is obviously very stressed at this stage. Barring grocery segment all other segments of Retail, be it apparel, be it specialty retail, logistics or any other segment in Retail, there seems a huge demand contraction and a lot of supply chain disruptions so obviously clients are trying to grapple with it and one of their big focus is on variabilizing the cost structures and taking cost off. So, that one of the conversations we are having with the clients and the second one is obviously we are also looking at continued investment in digital and that is other level of conversation we are having. Likewise on the Insurance in most sectors in today’s pandemic, one of the common thing is everyone is looking at virtual ways of engaging with their stakeholders, that is one common thing and that is the thing that we are having with Insurance companies as well. And the second one is, we are also accelerating the digitization because again Insurance has been little bit geared in terms of digital transformation. So, given lot of focus on digitization there is a lot of uptick in there. So, these are some of the conversations we are having both these Retail clients as well as the Insurance clients.

Garima

Thank you so much for answering all the questions so patiently. That wraps up the Q&A segment for today. Thank you, gentlemen.

Salil S. Parekh

Thank you, everyone.

Garima

We shall now conclude today’s press conference. As we sign off, I would like to inform you all that the archived webcast of the press conference will be available on the Infosys website as well as our YouTube channels sometime later today, please keep an eye out. Thank you once again for joining us. Please take care and stay safe.